Q77(h) (Change in Control)
Virtus Global Equity Trend Fund (Series 31):
American Enterprise Investment Servicing Company ("AEIS"), on behalf of its customers, ceased having control on or about March 31, 2016, due to a series of redemptions. As of the end of the period, AEIS owned 23.85% of the shares
(as measured in assets).
Virtus Greater European Opportunities Fund (Series 27):
American Enterprise Investment Servicing Company ("AEIS"), on behalf of its customers, acquired control on or about
February 20, 2016, due to a series of purchases. As of the end of the period, Pershing owned 25.96% of the shares (as measured in assets).
RBC Capital Markets LLC ("RBC"), on behalf of its customers, acquired control on or about December 9, 2015, due to a large purchase in addition to a number of smaller purchases. As of the end of the period, RBC owned 29.60% of the shares (as measured in assets).